RICHARDSON & PATEL LLP
                            10900 Wilshire Boulevard
                                    Suite 500
                          Los Angeles, California 90024
                            Telephone (310) 208-1182
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                                 March 14, 2005

Mr. Larry Spirgel, Assistant Director
United States Securities and Exchange
Commission 450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re:      Intermost Corporation
                           Our File No.:  1660-001

Dear Mr. Spirgel:

         Richardson & Patel LLP is hereby responding on behalf of Intermost Corporation (the "Company") to the Commission's letter dated February 2, 2005. Set forth below are the Company's responses to the Commission's comments. The Company filed its Form 10-QSB Quarterly Report for the quarterly period ended December 31, 2004 (the "10-QSB") on February 22, 2005.

COMMENTS TO ANNUAL REPORT FILED ON FORM 10-K

Item 6. MD&A - Results of Operations, page 14. As you state in Footnote 16 that one customer comprised 40% of your revenues and that one customer comprised 88% of your ending Accounts Receivable Balance, you should discuss the risks associated with such concentration in MD&A. As with other parts of MD&A, some sort of sensitivity analysis should be provided that discloses the effect of possibly losing these customers and estimates how it would affect your performance. Sensitivity analysis should be presented both qualitatively and quantitatively, in either tabular or narrative form.

         The Company has included a discussion on pages 20, 21 and 24 of Management's Discussion and Analysis included in the 10-QSB disclosing that sales of the Company's products are to a small number of customers which, in certain cases, are also related parties. The information disclosed is as follows:

         The sale of the Company's products to a small number of customers may cause net sales and operating results to fluctuate from quarter to quarter based on the customers' requirements and the timing of their orders and shipments. The Company does not have long-term sales contracts with its customers, although the Company believes that its relationships with its customers is satisfactory. The loss of any of the Company's significant customers, in particular the Jiuding Group, would have a material adverse effect on the Company's business, results of operations and financial condition. If the Company were unable to replace its significant customers, either with other major customers or with a significant increase in the orders placed by smaller customers, the Company could be forced to severely curtail, or possibly even cease, its operations.

Mr. Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
March 14, 2005
Page 2

         Given the magnitude and concentration of such sales, the Company does not believe that a quantitative analysis would provide any additional meaningful disclosure.

Note 3. Certain significant risks and uncertainties, page F-13. Disclose any restrictions on distributions of your dividends and assets imposed by the PRC government.

         The Company has included a discussion on restrictions on the payment of dividends in Footnote 6 on page 10 and in the section titled "Risks Associated with Doing Business in China" included in Management's Discussion and Analysis on page 16 of the 10-QSB. The paragraph states:

         Restriction on the Payment of Dividends - PRC law requires net profits after taxes to be used to set-off any losses carried forward before any distribution of profits may be made. Furthermore, PRC law imposes a Mandatory Provident Reserve on all businesses. Under this law, a business must set aside 10% of its distributable profits as a mandatory reserve before a distribution of profits may occur. Once the business accumulates a mandatory reserve equal to 50% of its capitalization, no further accumulation of the reserve is required.

Note 7 -Goodwill, page F-17. We note that in May 2003 you acquired a 51% interest in Shanghai Newray Photographic Equipment Co., Ltd. (SNPE), a company incorporated in April 2003 with no operations prior to the acquisition. We note that you allocated most of the purchase price to goodwill. We also note the following disclosures included in the 8-K filed in June 2003:

"Newray is a major photo processing chain in Shanghai, China that engages in traditional photo developing and printing, processing of digital images and sales of traditional digital imaging equipment. It has an established network of about 200 distribution outlets in Shanghai. After the acquisition, SNPE will manage the operation of the distribution outlets as well as the sales of photographic equipment for Newray."

Mr. Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
March 14, 2005
Page 3

In this regard it is unclear to us what you acquired in exchange for the Rmb 4,823,552. Did you acquire a business? Did you acquire a franchise? Did you acquire the right to operate or manage the distribution outlets?

Further, tell us more about the allocation of the purchase price. Tell us your consideration to allocate part of the purchase to other identifiable intangibles (i.e., customer relationship, customer lists) rather than to goodwill. Explain why you allocated part of the purchase price to the minority interest.

         This transaction created a business relationship between the Company and Shanghai Newray Business Development Co., Ltd. ("Newray") similar to a joint venture. Newray already had in existence the business of photographic equipment sales and distribution outlets, as well as other businesses. Newray created Shanghai Photographic Equipment Co., Ltd. ("SNPE") to take over sales and to provide management services for the distribution outlets. The Company purchased a controlling 51% interest in SNPE in an effort to diversify its business. At the time of the acquisition, SNPE did not have any existing identifiable intangibles, except for Newray's well-established business status in Shanghai and its close relationship with the Shanghai government and the vendors and suppliers in the photographic industry in China. In essence, the purchase price was paid to acquire the opportunity to form a business venture with Newray. Accordingly, the purchase consideration in excess of the fair value of the net tangible assets acquired (in this case, cash) was allocated to goodwill. Since the Company consolidated the operations of SNPE from the date of acquisition, it made an allocation of Rmb 245,000 to minority interest, which represents the 49% minority interest's share of the RMB 500,000 of net tangible assets at the acquisition date (49% x Rmb 500,000 = Rmb 245,000).

Note 12 - Stockholder's Equity, pages F-20 - F-22. In this footnote, you disclose that you issued stock to pay for services received both in 2003 and 2004. Further, you state that the common stock was valued at either the respective market price or the fair value of the services received, whichever was more ascertainable. In future filings, you should make a general, explicit disclosure stating that either the redemption of this stock was not contingent on any future event or that the stock vested immediately upon issuance, assuming this was the case.

         The Company acknowledges the Commission's comment and will make this disclosure in its future filings.

COMMENTS TO QUARTERLY REPORT FILED ON FORM 10-Q

Mr. Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
March 14, 2005
Page 4

Note 5 - Shenzhen Golden Anke Technology Ltd., page 5. Tell us more about the allocation of the purchase price including but not limited to the nature of the 9,000,000 Rmb allocated to "due from related party" and the nature of the service contracts. It is unclear why you allocated part of the purchase price to the minority interest. Revise or advise.

         The amount due from a related party of Rmb 9,000,000 represents funds advanced to Jiuding Group, a company controlled by the 49% minority shareholders in Shenzhen Golden Anke Technology Ltd., prior to the Company acquiring its 51% interest in Shenzhen Golden Anke Technology Ltd. The funds advanced to Jiuding Group represented excess capital that was not being employed in the business operations of Shenzhen Golden Anke Technology Ltd. The Rmb 9,000,000 loan is unsecured, without interest, and is scheduled to be repaid as follows: Rmb 5,000,000 on or before March 31, 2005; Rmb 4,000,000 on or before June 30, 2005.
Since the Company consolidated the operations of Golden Anke Technology Ltd. from the date of acquisition, it made an allocation of Rmb 4,560,373 to minority interest, which represents the 49% minority interest's share of the RMB 9,306,884 of net tangible assets at the acquisition date (49% x (Rmb 466,097 + Rmb 121,043 + Rmb 9,000,000 - Rmb 280,256) = Rmb 4,560,373).

         Intangible assets of Rmb 5,643,625 were allocated to customer lists (Rmb 90,270), security protection system integration and development technology (Rmb 999,196) and to system purchase contracts (Rmb 4,554,159), based on a valuation report prepared by an independent appraisal firm. Security protection system integration represents the estimated fair value of proprietary technology that Shenzhen Golden Anke Technology Ltd. developed with respect to integrated digital surveillance management, improved PSHH storage compression technology and the WAN based remote multi-protocol digital image retrieval system. System purchase contracts represent the fair value of existing contracts entered into by third parties for the purchase and installation of the security systems at the date of acquisition.

Note 5 - Shenzhen Golden Anke Technology Ltd., page 5. Please provide us with the supporting calculations you used to determine that separate financial statements under Rule 310(c) of Regulation S-B and pro forma financial information were not required for your acquisition of Shenzhen Golden Anke Technology Ltd.

         An amendment to the Form 8-K filed on August 17, 2004 was filed on February 17, 2005 disclosing the pro forma financial information, as required.

Mr. Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
March 14, 2005
Page 5

Note 5 - Shenzhen Golden Anke Technology Ltd., page 5. Tell us why you believe that it is appropriate to apply a 20% discount to the average closing price of your common stock to value the shares issued in the acquisition of Shenzhen Golden Anke Technology Ltd. Please refer to paragraph 22 of FAS 141.

         The Company believes that it is appropriate to apply a 20% discount to the average closing price of its common stock to value the shares issued to acquire Shenzhen Golden Anke Technology Ltd. because the transaction was an arm's-length transaction negotiated between two unrelated parties. Accordingly, given the lack of operating history of Shenzhen Golden Anke Technology Ltd. and the fact that 100% of the purchase consideration was in the form of the Company's common stock, the Company believes that the most accurate indication of fair value in such circumstances is the value of the consideration given, which in this case the parties jointly agreed to calculate by applying a 20% discount to the average closing price of the Company's common stock for the period from January 20, 2004 to March 19, 2004.

         In addition, the Company's common stock is restricted and cannot be traded for at least one year after being issued. Accordingly, the shareholders of Shenzhen Golden Anke Technology Ltd. believed they were undertaking a significant risk that the value of the stock could decline during the period between the stock issuance and their ability to trade the stock. In fact, over the 12 month period between January 20, 2004 (one of the dates used to begin computing the value of the common stock) and December 31, 2004, the price of the Company's common stock declined approximately 41%, from $0.36 per share to $0.21 per share. In addition, the average daily trading volume of the Company's common stock of approximately 47,000 shares is insignificant in comparison to the 12,000,000 shares of common stock received by the shareholders of Shenzhen Golden Anke Technology Ld.. Should the shareholders of Shenzhen Golden Anke Technology Ltd. desire to sell the stock they received in open market transactions, they would have to do so over an extended period of time so as not to adversely impact the market price of the Company's common stock.

         The Company acknowledges in making this response that:

         (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

         (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
March 14, 2005
Page 6

         (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please do not hesitate to contact the undersigned with any further comments you may have in response to matters referred to in this letter.

                                            Very truly yours,

                                            RICHARDSON & PATEL LLP

                                            By:/s/ Mary Ann Sapone
                                               ---------------------------------
                                               MARY ANN SAPONE